TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

15th August 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Appointment/Resignation of Secretary forms 288a and b.

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

8/19

f:\users\legal\cherylb\judi\docs\adr's\021.doc

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

14th August 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release Announcement

- Taylor Nelson Sofres expands its global network into Sweden

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

For release at 07.00 6 August 2002

Taylor Nelson Sofres expands its global network into Sweden

Taylor Nelson Sofres, a world leader in market information, has acquired Svenska Gallup AB ("Svenska Gallup"), a high profile market information business in Sweden.

Svenska Gallup provides customised market information across all industry sectors, as well as opinion and social research and employee related studies. Its clients include some of Sweden's leading organisations and it provides opinion research for national media.

Founded in 1941, Svenska Gallup operates in two locations in Sweden and employs 14 staff. Its unaudited turnover for the year ended 30 June 2002 was SEK 28.5 million (£1.9 million) and net assets as at that date were SEK 1.3 million (£0.1 million). The current head of market information operations will join the TNS group.

Commenting on the acquisition, Mike Kirkham, Chief Executive of Taylor Nelson Sofres, said "Sweden was one of the few remaining gaps in our global network, which now spans 53 countries. We are already the leading market information company in Norway, Denmark and Finland.

With many of the regional buying decisions made in Sweden, we are now ideally positioned to provide pan-Nordic solutions to our clients. The ability to provide regional information is one of the key benefits we derive from having one of the strongest, if not the strongest, global networks in the industry."

For further information, please contact:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Charles Vivian, Citigate Dewe Rogerson	+44 (0)20 7282 2808

Email: Janis.Parks@tnsofres.com

Note to editors

About Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 100 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com.

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

7th August 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Appointment/Resignation of Secretary form 288a and b in respect of Metra Sofres Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com